SECURITIES AND EXCHANGE COMMISSION
                              Washington, D.C. 20549


                                    FORM 6-K

                        Report of Foreign Private Issuer
    Pursuant to Rule 13a-16 or 15d-16 of the Securities Exchange Act of 1934
                           For the month of July, 2001


                          TRIBAND RESOURCE CORPORATION

             (Exact name of Registrant as specified in its charter)

                                 ALBERTA, CANADA
                 (Jurisdiction of incorporation or organization)

                    659A Moberly Road, Vancouver, BC, V5Z 4N2
                    (Address of principal executive offices)


      [Indicate by check mark whether the registrant files or will file annual reports under cover Form  20-F or Form 40-F.

                            Form 20-F ..X.... Form 40-F ....

   [Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                                 Yes ...X.... No .....

     [If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2b: ________________


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                          TRIBAND RESOURCE CORPORATION
                                 (the "Company")




Vancouver, BC July 10th, 2001.                               CDNX  Symbol  TBD
FOR  IMMEDIATE  RELEASE


             SHAREHOLDER APPROVAL OF CONSOLIDATION OF SHARE CAPITAL

At the Annual General Meeting of Shareholders, held on July 9th, 2001 in Vancouver, BC, the shareholders of the Company approved the consolidation of the Company's share capital on a five old for one new basis.

In addition, the shareholders also approved the change of name of the Company to Triband Enterprises Corporation or such other name as may be appropriate, the re-setting of exisiting stock options, the granting of new stock options and the issance of shares for debt.

The Company will be making application to the CDNX with respect to the share consolidation and name change in the near future. All of the above shareholder resolutions are subject to regulatory approval.



ON  BEHALF  OF  THE  BOARD

"GARY  FREEMAN"
President

For  further  information, please contact Gary Freeman at (604) 331-0096.

THE  CDNX  HAS NEITHER APPROVED NOR DISAPPROVED THE CONTENT OF THIS NEWS RELEASE


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SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


TRIBAND  RESOURCE  CORPORATION


By  "Gary  Freeman",  President
    (Signature)*



Date:  July 10th, 2001.



*  Print  the  name  and  title  of the signing officer under his/her signature.


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